Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction of Incorporation

Maxim Integrated Products UK Limited	United Kingdom

Maxim GmbH	Germany

Maxim SARL	France

Maxim Japan Co., Ltd.	Japan

Maxim Integrated Products Korea, Inc.	Korea

Maxim Phil. Assembly Corporation	Philippines

Maxim Phil. Operating Corporation	Philippines

Maxim Phil. Holding Corporation	Philippines

Maxim Phil. Land Corporation *	Philippines

Maxim Integrated Products Switzerland AG	Switzerland

Maxim Integrated Products (Thailand) Co., Ltd.	Thailand

Maxim India Integrated Circuit Design Private Limited	India

Maxim Nordic ApS	Denmark

Maxim Dallas/Direct, Inc.	Delaware

Dallas Semiconductor Corporation	Delaware

Dallas Semiconductor Corporation (Taiwan)	Delaware

Dallas Semiconductor Philippines, Inc.	Philippines

Dallas Semiconductor Asia Limited	Hong Kong

Chartec Laboratories A/S	Denmark

Chartec Laboratories Holding ApS	Denmark

*	This Subsidiary is 40% owned by the Registrant.